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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                            United Bankshares, Inc.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  909907-10-7
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                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes.)
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                                                               Page 2 of 4 Pages
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    CUSIP No. 909907-10-7
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON:

UNITED NATIONAL BANK AND IT'S BOARD OF DIRECTORS
(SEE EXHIBIT I TO SCHEDULE 13G, PAGE 4 OF 4.)
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [_]
                                                                (b) [_]
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Parkersburg, West Virginia
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                               5    SOLE VOTING POWER
    NUMBER OF                       2,203,363.133
     SHARES                   -------------------------------------------------
   BENEFICIALLY                6    SHARED VOTING POWER
    OWNED BY                        386,746.000
      EACH                    -------------------------------------------------
    REPORTING                  7    SOLE DISPOSITIVE POWER
     PERSON                         1,926,412.000
     WITH                     -------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                    398,300.133
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,324,712.133
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.4%

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12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    BK

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                                                               Page 3 of 4 Pages

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.



                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:


                                        By:   [s] Richard M. Adams, Jr.
                                        --------------------------------------
                                        Richard M. Adams, Jr.
                                        Senior Vice President and Trust Counsel
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                                                               Page 4 of 4 Pages

                              CUSIP NO. 909907107

                           EXHIBIT I TO SCHEDULE 13G



United National Bank ("UNB") is a wholly-owned subsidiary of United Bankshares, Inc. ("United") and it Trust Department holds in fiduciary or agency capacity, 2,324,712.133 shares of United's stock. The voting and investment authority for the shares held by the Trust Department is exercised by UNB's Board of Directors. Therefore, each member of UNB's Board of Directors may be deemed beneficial owners of the shares held by the Trust Department under Securities and Exchange Commission regulations. The members of UNB's Board of Directors who are also directors or executive officers of United are: Richard M. Adams, and Gary L. Ellis.